SC 13D/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3 )*

Hertz Global Holdings, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

42806J304

(CUSIP number)

Laura Torrado

c/o Knighthead Capital Management, LLC

280 Park Avenue, 22nd Floor

New York, New York 10017

(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Philippa Bond, P.C.

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, California 90067

(310) 552-4200

October 27, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

SC 13D/A

1.	Name of reporting person CK Amarillo LP
2.	Check the appropriate box if a member of a group (a) (b)
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
	7.	Sole voting power
Number of shares beneficially owned by each reporting person with
	8.	Shared voting power 181,455,469
	9.	Sole dispositive power
	10.	Shared dispositive power
181,455,469
11.	Aggregate amount beneficially owned by each reporting person 181,455,469
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 54.34% (1)
14.	Type of reporting person PN

(1) Based on information provided by the Issuer in its most recent 10-Q, as filed on October 27, 2022 (the “10-Q”), reflecting 333,952,167 shares of Common Stock issued and outstanding as of October 20, 2022.

SC 13D/A

1.	Name of reporting person CK Amarillo GP, LLC
2.	Check the appropriate box if a member of a group (a) (b)
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
	7.	Sole voting power
Number of shares beneficially owned by each reporting person with
	8.	Shared voting power 181,455,469
	9.	Sole dispositive power
	10.	Shared dispositive power
181,455,469
11.	Aggregate amount beneficially owned by each reporting person 181,455,469
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 54.34% (1)
14.	Type of reporting person IA

(1) Based on information provided by the Issuer in the 10-Q, reflecting 333,952,167 shares of Common Stock issued and outstanding as of October 20, 2022.

SC 13D/A

1.	Name of reporting person Certares Opportunities LLC
2.	Check the appropriate box if a member of a group (a) (b)
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
	7.	Sole voting power
Number of shares beneficially owned by each reporting person with
	8.	Shared voting power 181,455,469
	9.	Sole dispositive power
	10.	Shared dispositive power
181,455,469
11.	Aggregate amount beneficially owned by each reporting person 181,455,469
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 54.34% (1)
14.	Type of reporting person IA

(1) Based on information provided by the Issuer in the 10-Q, reflecting 333,952,167 shares of Common Stock issued and outstanding as of October 20, 2022.

SC 13D/A

1.	Name of reporting person Knighthead Capital Management, LLC
2.	Check the appropriate box if a member of a group (a) (b)
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
	7.	Sole voting power
Number of shares beneficially owned by each reporting person with
	8.	Shared voting power 181,455,469
	9.	Sole dispositive power
	10.	Shared dispositive power
181,455,469
11.	Aggregate amount beneficially owned by each reporting person 181,455,469
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 54.34% (1)
14.	Type of reporting person IA

(1) Based on information provided by the Issuer in the 10-Q, reflecting 333,952,167 shares of Common Stock issued and outstanding as of October 20, 2022.

SC 13D/A

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D filed with the SEC on July 12, 2021, (the “Original Schedule 13D”) as amended by Amendment No. 1, filed with the SEC on November 16, 2021, and Amendment No. 2, filed with the SEC on August 1, 2022 (together with the Original Schedule 13D, the “Schedule 13D”) relating to the Issuer, with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of Hertz Global Holdings, Inc., a Delaware corporation (the “Issuer” or the “Company”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 5 of the Schedule 13D is amended as follows:

(a) - (c) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. The Reporting Persons share beneficial ownership of 181,455,469 shares of the Common Stock, representing 54.34% of the Issuer’s Common Stock based on 333,952,167 shares of Common Stock outstanding as of October 20, 2022 as reported in the Issuer’s most recent 10-Q, filed with the SEC on October 27, 2022. This Amendment No. 3 is being filed to reflect a change in the percentage previously reported solely as a result of the change in the outstanding Common Shares reported by the Issuer in the 10-Q. The Reporting Person has no other material changes to the information previously reported or transactions within the prior 60 days to disclose. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated as of July 12, 2021 and incorporated by reference to the Schedule 13D filed on such date by the Reporting Persons.

SC 13D/A

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 28, 2022

CK AMARILLO LP By: CK AMARILLO GP, LLC, its general partner,

By:	/s/ Tom LaMacchia
Name: Tom LaMacchia
Title: Authorized Signatory

By:	/s/ Laura Torrado
Name: Laura Torrado
Title: Authorized Signatory

CK AMARILLO GP, LLC

By:	/s/ Tom LaMacchia
Name: Tom LaMacchia
Title: Authorized Signatory

By:	/s/ Laura Torrado
Name: Laura Torrado
Title: Authorized Signatory

CERTARES OPPORTUNITIES LLC
By: CERTARES MANAGEMENT LLC, its Sole Member,

By:	/s/ Tom LaMacchia
Name: Tom LaMacchia
Title: Managing Director & General Counsel

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Laura Torrado
Name: Laura Torrado
Title: General Counsel